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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13E-3/A
                        Rule 13e-3 Transaction Statement
                                (Amendment No. 3)
                                 Final Amendment
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                           and Rule 13e-3 thereunder)

                                   KNOLL, INC.
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                              (Name of the Issuer)

      Knoll, Inc.; Warburg, Pincus Ventures, L.P.; Warburg, Pincus & Co.;
       E.M. Warburg, Pincus & Co., LLC; Burton B. Staniar; John H. Lynch; Andrew B. Cogan; Kathleen G. Bradley; Douglas J. Purdom; Carl G. Magnusson;
         Patrick A. Milberger; Barbara E. Ellixson and Barry L. McCabe
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                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   498904-10-1
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                      (CUSIP Number of Class of Securities)

                           Patrick A. Milberger, Esq.
                                   Knoll, Inc.
                                1235 Water Street
                       East Greenville, Pennsylvania 18041
                                 (215) 679-7991
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            (Name, Address and Telephone Number of Person Authorized
                    To Receive Notices and Communications on
                    Behalf of the Person(s) Filing Statement)
                                   Copies to:

        Stephen Distler                                  Michael A. Schwartz
E.M. Warburg, Pincus & Co., LLC                        Willkie Farr & Gallagher
     466 Lexington Avenue                                 787 Seventh Avenue
   New York, New York 10017                            New York, New York 10019
        (212) 878-0600                                      (212) 728-8000

This statement is filed in connection with (check the appropriate box):
a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.
Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: [ ]


                               Page 1 of 5 Pages

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                                SCHEDULE 13E-3/A

                            Calculation of Filing Fee

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        Transaction Valuation*                       Amount of Filing Fee

            $502,712,980.00                              $100,542.60**
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     * For purposes of calculating the filing fee only. This calculation assumes the purchase of 17,954,035 shares of common stock of Knoll, Inc. at $28.00 per share in cash. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased as described in the Proxy Statement.

     ** Previously paid.

     / / Check box if any part of the fee is offset as provided by Rule 0-11(a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.


                                Page 2 of 5 Pages

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                                 SCHEDULE 13E-3

     This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended by Amendments No. 1 and No. 2 thereto, the "Transaction Statement") jointly filed on July 30, 1999 by Warburg, Pincus Ventures, L.P. ("Warburg"); Knoll, Inc. (the "Company") (the issuer of the class of equity securities that is the subject of the transaction); Warburg, Pincus & Co.; E.M. Warburg, Pincus & Co., LLC; and the following executive officers of the Company who are members of the group formed to consummate the transaction described in the Proxy Statement: Burton B. Staniar, Chairman of the Board; John
H. Lynch, President, Chief Executive Officer and Director; Andrew B. Cogan, Executive Vice President - Marketing and Product Development and Director; Kathleen G. Bradley, Executive Vice President - Sales, Distribution and Customer Service; Douglas J. Purdom, Senior Vice President and Chief Financial Officer; Carl G. Magnusson, Senior Vice President - Design; Patrick A. Milberger, Vice President, General Counsel and Secretary; Barbara E. Ellixson, Vice President - Human Resources; and Barry L. McCabe, Vice President, Controller and Treasurer.

     The purpose of this Amendment No. 3 is to file a final amendment to the Transaction Statement to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Transaction Statement.

ITEM 16. ADDITIONAL INFORMATION

     On November 4, 1999, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Knoll Acquisition Corp. ("Acquisition Corp."), a company formed by Warburg for the sole purpose of effecting the merger, was merged with and into the Company, with the Company as the surviving corporation (the "Merger"). The Merger became effective as of the date of filing, at which time (i) each of the outstanding shares of Common Stock of the Company (other than shares held by the Continuing Stockholders and the Company) were automatically converted into the right to receive $28.00 in cash, without interest, upon surrender and acceptance of the certificate for such share to the Company's exchange agent, (ii) each of the outstanding shares of Common Stock of the Company held by the Company or its subsidiaries was canceled and (iii) the separate corporate existence of Acquisition Corp. ceased.

     As a result of the Merger, the Common Stock of the Company ceased to trade on The New York Stock Exchange and became eligible for delisting from The New York Stock Exchange and termination of registration pursuant to Section 12(g)(4) and 12(h)(3) of the Exchange Act. Accordingly, on November 5, 1999, the Company filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission.


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     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 12, 1999

                                        KNOLL, INC.

                                        By: /s/ Burton B. Staniar
                                            ------------------------------
                                            Name:  Burton B. Staniar
                                            Title: Chairman of the Board


                                        WARBURG, PINCUS VENTURES, L.P.

                                        By: Warburg, Pincus & Co., General
                                            Partner

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Name:  Stephen Distler
                                            Title: Partner


                                        WARBURG, PINCUS & CO.

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Name:  Stephen Distler
                                            Title: Partner


                                        E.M. WARBURG, PINCUS & CO., LLC

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Name:  Stephen Distler
                                            Title: Member


                                            /s/ Burton B. Staniar
                                            ------------------------------
                                            Burton B. Staniar


                                            /s/ John H. Lynch
                                            ------------------------------
                                            John H. Lynch


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                                            /s/ Andrew B. Cogan
                                            ------------------------------
                                            Andrew B. Cogan

                                            /s/ Kathleen G. Bradley
                                            ------------------------------
                                            Kathleen G. Bradley

                                            /s/ Douglas J. Purdom
                                            ------------------------------
                                            Douglas J. Purdom

                                            /s/ Carl G. Magnusson
                                            ------------------------------
                                            Carl G. Magnusson

                                            /s/ Patrick A. Milberger
                                            ------------------------------
                                            Patrick A. Milberger

                                            /s/ Barbara E. Ellixson
                                            ------------------------------
                                            Barbara E. Ellixson

                                            /s/ Barry L. McCabe
                                            ------------------------------
                                            Barry L. McCabe


                               Page 5 of 5 Pages